EXHIBIT I
TO SCHEDULE 13D, AMENDMENT NO. 14 OF FILING CONCERNING
F.A.O., INC.

Filing Parties	Shares

Kayne Anderson Capital Advisors, L.P.
• Arbco Associates, L.P.	2,395,618
• Kayne Anderson Diversified Capital Partners, L.P.	1,954,102
• Other Managed Accounts	2,739,178
Richard A. Kayne	1,088,160

Total	8,177,058

Note: Shares reported include 134,000 shares of common stock which may be acquired upon exercise of Warrants.

05/15/2002